Teen Education Group, Inc.
No. 288 Maodian Road
Liantang Industrial Park, Qingpu District
Shanghai, PRC

January 4, 2011

Ms. Claire DeLabar, Staff Accountant
Mr. Jonathan Groff, Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Teen Education Group, Inc. Form 8-K Filed November 12, 2010 Form 10-K for the Year Ended December 31, 2009 Filed April 15, 2010 File No. 000-53169

Dear Ms. DeLabar and Mr. Groff:

Reference is hereby made to the above filings for Teen Education Group, Inc.(the “Company”). The Company also acknowledges the comment letter from the Securities and Exchange Commission (the “Commission”) dated December 15, 2010 (the “Comment Letter”) which the Company received on December 17, 2010.  Although the Company has been working diligently with its newly appointed legal counsel – Pryor Cashman LLP, to address the comments in the Comment Letter, due to the holiday, difficulty of coordinating the time difference between People’s Republic of China and United States, the process of our auditor - Friedman LLP with respect to its internal review of quarterly financials, the Company needs further time to ensure the accuracy of the response to the Comment Letter and corresponding amendments to Form 8-K and Form 10-K.  Therefore, the Company respectfully requests an extension until January 14, 2011 to file the response to the Comment Letter and the amendments to Form 8-K and Form 10-K with the Commission.

The Company acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in the filings, (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me or our legal counsel Pryor Cashman LLP, Attn: Selig D. Sacks at 1-212-326-0879 or via fax at 1-212-798-6391 in case of any further comments or questions in this regard.

Securities and Exchange Commission
January 4, 2011

Sincerely

/s/ Zhoufeng Shen
Zhoufeng Shen
Chief Executive Officer

cc:           Pryor Cashman LLP